UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

DIGITAL LIGHTWAVE, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
253855 10 0
(CUSIP Number)
LOUIS D. SOTO, ESQ.
ORRICK, HERRINGTON & SUTCLIFFE LLP
1000 MARSH ROAD
MENLO PARK, CA 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 14, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS DR. BRYAN J. ZWAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		232,722,523

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		232,722,523

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	232,722,523

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	91.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

1	NAMES OF REPORTING PERSONS ZG NEVADA LIMITED PARTNERSHIP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEVADA

	7	SOLE VOTING POWER

NUMBER OF		11,518,750

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,518,750

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,518,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

1	NAMES OF REPORTING PERSONS ZG NEVADA, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEVADA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,518,750

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		11,518,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,518,750

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

1	NAMES OF REPORTING PERSONS OPTEL CAPITAL, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		221,203,773

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		221,203,773

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	221,203,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	86.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

1	NAMES OF REPORTING PERSONS AL ZWAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		221,203,773

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		221,203,773

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	221,203,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	86.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) relates to the Common Stock, $0.0001 par value per share (“Common Stock”) of Digital Lightwave, Inc. (the “Issuer”). This Amendment No. 15 amends Amendment No. 14 to Schedule 13D filed by Dr. Bryan J. Zwan (“Dr. Zwan”); ZG Nevada Limited Partnership, a limited partnership formed under the laws of the State of Nevada (“ZG Partnership”); ZG Nevada, Inc., a Nevada corporation (“ZG Inc.”); Optel Capital, LLC, a Delaware limited liability company (“Optel Capital”); and Al Zwan (Dr. Zwan, ZG Partnership, ZG Inc., Optel Capital, and Al Zwan, together, the “Reporting Persons”) with the Securities and Exchange Commission on January 16, 2007 (“Amendment No. 14”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in Amendment No. 14. The Principal executive offices of the Issuer is 5775 Rio Vista Drive, Clearwater, Florida 33760.
Item 2. Identity and Background.
Item 2 of Amendment No. 14 is hereby amended and restated in its entirety as follows:
“This Amendment is being filed by (i) Dr. Zwan, (ii) ZG Partnership, (iii) ZG Inc., (iv) Optel Capital and (v) Al Zwan. ZG Inc. is the sole general partner of ZG Partnership, and Dr. Zwan is the sole limited partner of ZG Partnership. Dr. Zwan is the sole shareholder, President and director of ZG Inc. Dr. Zwan is the sole member of Optel Capital. Al Zwan is the sole manager and the President of Optel Capital.
Dr. Zwan’s principal occupation is Chairman of the Board of Directors of the Issuer.  Dr. Zwan is a United States citizen.  The principal business of ZG Partnership is investing.  The principal business of ZG Inc. is the management of ZG Partnership.  The principal business of Optel Capital is investing.  Al Zwan’s principal occupation is President of Optel Capital.  Al Zwan is a United States citizen.
The address of Dr. Zwan and Al Zwan and the principal office of Optel Capital is c/o Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, California 94025, Attn: Louis D. Soto, Esq.  The principal office of  ZG Partnership and ZG Inc. is 101 Convention Center, Suite 850, Las Vegas, Nevada, 89109.
None of Dr. Zwan, ZG Partnership, ZG Inc., Al Zwan, and Optel Capital has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
None of Dr. Zwan, ZG Partnership, ZG, Inc., Al Zwan, and Optel Capital has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”
Item 4. Purpose of Transaction.
Item 4 of Amendment No. 14 is hereby amended and restated in its entirety as follows:
“On October 14, 2009, the Filing Persons and Optel Acquisition Corp., a newly formed Delaware corporation created by the Reporting Persons (“OAC”) filed a Schedule 13E-3 (the “Schedule 13E-3”) with the Securities and Exchange Commission announcing OAC’s intention to effect a “short-form” merger whereby OAC will merge with and into the Issuer (the “Merger”) under Section 253 of the Delaware General Corporation Law (the “DGCL”) and then cause the Issuer to deregister its shares under the Act. Al Zwan is the President and sole director of OAC.
Pursuant to the terms of the Contribution Agreement by and among OAC , Optel Capital, and ZG Partnership dated October 14, 2009, (i) ZG Partnership has agreed to contribute 11,518,750 shares of Common Stock, or 4.5% of the outstanding shares of Issuer’s common stock, and (ii) Optel Capital has agreed to contribute 221,203,773 shares of Common Stock, or 86.6% of the outstanding shares of Issuer’s common stock to OAC, immediately prior to the consummation of the Merger ((i) and (ii) together, the “Contribution”) (the “Contribution Agreement”).

OAC and the Reporting Persons do not intend to enter into a merger agreement with the Issuer or to seek the approval of the board of directors of the Issuer for the Merger. Under the DGCL, no action is required by the board of directors of the Issuer or the stockholders of the Issuer, other than OAC, for the Merger to become effective. Holders of the Issuer’s common stock will not be entitled to vote their shares of the Issuer’s common stock with respect to the Merger, but will be entitled to certain appraisal rights under DGCL. Common stock of the Issuer constitutes the only class of capital stock of the Issuer that, in the absence of Section 253 of the DGCL, would be entitled to vote on the Merger. The Issuer will be the surviving corporation in the Merger.
The Schedule 13E-3 is incorporated by reference into this Item 4 and was previously filed by the Reporting Persons and Optel Acquisition and dated October 14, 2009. The Contribution Agreement is incorporated by reference into this Item 4 as Exhibit 1 to this Schedule 13D, and any description therof is qualified in its entirety by reference thereto.”
Item 5. Interest in Securities of the Issuer.
Item 5 of Amendment No. 14 is hereby amended and restated in its entirety as follows:
“(a) Dr. Zwan may be deemed to be the beneficial owner of 232,722,523 shares or approximately 91.1% of the outstanding shares of Common Stock. Each of ZG Partnership and ZG Inc. may be deemed to be the beneficial owner of 11,518,750 shares or approximately 4.5% of the outstanding shares of Common Stock and upon the consummation of the Contribution, each will be deemed the beneficial owner of no shares. Optel Capital may be deemed to be the beneficial owner of 221,203,773 shares of the Issuer’s Common Stock or approximately 86.6% of the outstanding shares of Common Stock and upon the consummation of the Contribution, will be deemed the beneficial owner of 232,722,523 shares or approximately 91.1% of the outstanding shares of Common Stock. Al Zwan may be deemed to beneficially own 221,203,773 shares of the Issuer’s Common Stock or approximately 86.6% of the outstanding shares of Common Stock and upon the consummation of the Contribution, will be deemed the beneficial owner of 232,722,523 shares or approximately 91.1% of the outstanding shares of Common Stock.
(b) Number of shares as to which each of Dr. Zwan, ZG Partnership, ZG Inc., Optel Capital and Al Zwan has:
(i) Sole power to vote or direct the vote: Optel Capital has sole power to vote or direct the vote of 221,203,773 shares or approximately 86.6% of the outstanding shares of Common Stock. ZG Partnership has sole power to vote or direct the vote of 11,518,750 shares of Common Stock or approximately 4.5% of the outstanding shares of Common Stock. Pursuant to the terms of the Contribution Agreement, Optel Capital and ZG Partnership have agreed to contribute an aggregate of 232,722,523 shares of Common Stock to OAC immediately prior to the consummation of the Merger.
(ii) Shared power to vote or direct the vote: Dr. Zwan has shared power to vote or direct the vote of 232,722,523 or approximately 91.1% of the outstanding shares of Common Stock. Al Zwan has shared power to vote or direct the vote of 221,203,773 or approximately 86.6% of the outstanding shares of Common Stock. ZG Inc. has shared power to vote or direct the vote of 11,518,750 or approximately 4.5% of the outstanding shares of Common Stock. Pursuant to the terms of the Contribution Agreement, Optel Capital and ZG Partnership have agreed to contribute an aggregate of 232,722,523 shares of Common Stock to OAC immediately prior to the consummation of the Merger.
(iii) Sole power to dispose or to direct the disposition: Optel Capital has sole power to dispose or to direct the disposition of 221,203,773 shares or approximately 86.6% of the outstanding shares of Common Stock. ZG Partnership has sole power dispose or to direct the disposition of 11,518,750 shares of Common Stock or approximately 4.5% of the outstanding shares of Common Stock. Pursuant to the terms of the Contribution Agreement, (i) Optel Capital and ZG Partnership have agreed to contribute an aggregate of 232,722,523 shares of Common Stock to OAC immediately prior to the consummation of the Merger, and (ii) following the consummation of the contribution, Optel Capital will be the sole stockholder of OAC.
(iv) Shared power to dispose or to direct the disposition: Dr. Zwan has shared power to dispose or to direct the disposition of 232,722,523 or approximately 91.1% of the outstanding shares of Common Stock. Al Zwan has shared power to dispose or to direct the disposition of 221,203,773 or approximately 86.6% of the outstanding shares of Common Stock. ZG Inc. has shared power to dispose or to direct the disposition of 11,518,750 or approximately 4.5% of the outstanding shares of Common Stock. Pursuant to the terms of the Contribution Agreement, (i) Optel Capital and ZG Partnership have agreed to contribute an aggregate of 232,722,523 shares of Common Stock to OAC immediately prior to the consummation of the Merger, and (ii) following the consummation of the contribution by Optel Capital and ZG Partnership, Optel Capital will be the sole stockholder of OAC.

(c) Item 4 of this Schedule 13D is hereby incorporated by reference in response to this Item 5(c).
(d) Item 4 of this Schedule 13D is hereby incorporated by reference in response to this Item 5(d).”
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety as follows:
“On April 4, 2008, the Issuer and Optel Capital entered into a restructuring agreement pursuant to which (a) the Issuer’s existing indebtedness was restructured and (b) Optel Capital agreed to make a $2.5 million revolving credit facility available to the Issuer. The restructured indebtedness was evidenced by a secured convertible promissory note in the principal amount of approximately $35.7 million. The revolving credit facility was evidenced by an additional secured convertible promissory note in the principal amount of $2.5 million. The notes are also secured by substantially all the Issuer’s assets. The credit agreement was approved by the Issuer’s board of directors upon the unanimous recommendation of a special committee of the Issuer’s board comprised solely of independent directors. From April 4, 2008 through September 30, 2009, interest expense related to the restructured note was approximately $1.7 million. Each of the notes requires quarterly payments of interest, and each matures on March 31, 2010. The Issuer made interest payments to Optel Capital of approximately $674,000 and $1.0 million in 2008 and 2009, respectively.
The Issuer borrowed the following principal amount from Optel Capital to fund its working capital requirements.

	Principal
Date	Amount	Maturity Date
March 26, 2009	$200,000	May 31, 2009
March 30, 2009	$225,000	May 31, 2009
June 25, 2009	$75,000	August 30, 2009
June 29, 2009	$213,000	August 30, 2009
July 22, 2009	$350,000	September 30, 2009
The loans are evidenced by secured promissory notes that bear interest at 10.0% per annum and are secured by a security interest in substantially all of the Issuer’s assets. Principal and any accrued but unpaid interest under the secured promissory notes are due and payable upon demand by Optel Capital at any time after their respective maturity dates, as set forth above; provided, however, that the entire unpaid principal amount of the loan, together with accrued but unpaid interest, shall become immediately due and payable upon demand by Optel Capital at any time on or following the occurrence of certain events as defined by the notes.
Item 4 of this Schedule 13D is hereby incorporated by reference in response to this Item 6.”
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
1	Contribution Agreement by and among Optel Capital, LLC, ZG Nevada Limited Partnership and Optel Acquisition Corp. (incorporated by reference to Exhibit 99(d) of Schedule 13E-3 filed on October 14, 2009).

SIGNATURES
After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2009	BRYAN J. ZWAN
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan

Dated: October 14, 2009	ZG NEVADA LIMITED PARTNERSHIP By: ZG Nevada, Inc., as General Partner
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: October 14, 2009	ZG NEVADA, INC.
	By:	/s/ Bryan J. Zwan
		Name:	Bryan J. Zwan
		Title:	President

Dated: October 14, 2009	OPTEL CAPITAL, LLC
	By:	/s/ Al Zwan
		Name:	Al Zwan
		Title:	President

Dated: October 14, 2009	AL ZWAN
	By:	/s/ Al Zwan
		Name:	Al Zwan

EXHIBIT INDEX

Exhibit No.	Description
1	Contribution Agreement by and among Optel Capital, LLC, ZG Nevada Limited Partnership and Optel Acquisition Corp. (incorporated by reference to Exhibit 99(d) of Schedule 13E-3 filed on October 14, 2009).